# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002021433
Persons authorized to receive notices and communications: Jacob DeWitte, c/o Oklo Inc., 3190 Coronado Drive, Santa Clara, California (CA), 95054, (844) 200-3276

## Reporting persons
- Jacob DeWitte (CIK 0002021433): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 23,907,206; sole dispositive power 0; shared dispositive power 23,907,206; aggregate amount beneficially owned 23,907,206 (16.2% of the class)
- Caroline Cochran (CIK 0002021786): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 23,907,206; sole dispositive power 0; shared dispositive power 23,907,206; aggregate amount beneficially owned 23,907,206 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 16, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the " Class A Common Stock"), of Oklo Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The Reporting Persons may be deemed to beneficially own an aggregate of 23,907,206 shares of Class A Common Stock, representing 16.2% of the Class A Common Stock outstanding based upon 147,380,826 shares of Class A Common Stock outstanding as of June 13, 2025, as set forth in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on June 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reflected in the cover pages consist of (i) 10,105,098 shares of Class A Common Stock held of record by Mr. DeWitte, (ii) 9,802,108 shares of Class A Common Stock held of record by Ms. Cochran; (iii) 2,000,000 shares of Class A Common Stock held of record by Mr. DeWitte's GRAT; and (iv) 2,000,000 shares of Class A Common Stock held of record by Ms. Cochran's GRAT. The amounts reported herein do not include any vested RSUs which are not expected to settle within 60 days of the date of this filing. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other's securities.
Transactions in the class effected during the past sixty days:
On May 29, 2025, the Reporting Persons gifted an aggregate of 200,000 shares of Class A Common Stock for no consideration. On June 24, 2025, the Reporting Persons gifted an aggregate of 600,000 shares of Class A Common Stock for no consideration.

On June 30, 2025, the Reporting Persons disposed of an aggregate of 600,000 shares of Class A Common Stock at a weighted average price of $55.1973 per share in a series of open-market transactions pursuant to their 10b5-1 Trading Plan entered into on March 31, 2025. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jacob DeWitte: /s/ Richard Craig Bealmear, Richard Craig Bealmear, Attorney-in-Fact (07/02/2025)
- Caroline Cochran: /s/ Richard Craig Bealmear, Richard Craig Bealmear, Attorney-in-Fact (07/02/2025)